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[redacted]

08027407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8- 041431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kane McKenna Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 North Wacker Drive, Suite 1600
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip R. McKenna 312/444-1702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Cooper & Co., Ltd
(Name – *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250	Northbrook	IL	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip R. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kane McKenna Capital, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAMUNE STANEVICIENE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 9, 2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Kane, McKenna Capital, Inc.

We have audited the accompanying statement of financial condition of Kane, McKenna Capital, Inc. as of December 31, 2007, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kane, McKenna Capital, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 26, 2008

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Kane, McKenna Capital, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	146,644
Accounts receivable		79,186
Total assets	$	225,830

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	900
Due to parent		110,400
Income taxes payable to parent		7,200
		118,500
STOCKHOLDERS' EQUITY		107,330
Total liabilities and stockholders' equity	$	225,830

The accompanying notes are an integral part of this statement.

Kane, McKenna Capital, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2007

Revenue		
Advisory fees	$	448,054
Refund of fees from the National Association of Securities Dealers		35,000
		483,054
Expenses		
Management fee		428,900
Professional fees		11,045
Administrative and other		9,836
Total expenses		449,781
Income before income taxes		33,273
Provision for income taxes		6,738
NET INCOME	$	26,535

The accompanying notes are an integral part of this statement.

Kane, McKenna Capital, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2007

	Number of Shares Authorized, Issued, and Outstanding		Common Stock		Additional Paid-in Capital		Stock Subscriptions Receivable		Retained Earnings		Total
Balances at January 1, 2007	1,000	$	1,000	$	24,000	$	(18,500)	$	74,295	$	80,795
Net income for the year	-		-		-		-		26,535		26,535
Balances at December 31, 2007	1,000	$	1,000	$	24,000	$	(18,500)	$	100,830	$	107,330

The accompanying notes are an integral part of this statement.

Kane, McKenna Capital, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

Cash flows from operating activities		
Net income	$	26,535
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in assets		
Accounts receivable		(60,976)
Increase in liabilities		
Accounts payable		100
Due to parent		108,400
Income taxes payable to parent		6,738
Total cash provided by operating activities		80,797
NET INCREASE IN CASH		80,797
Cash, beginning of year		65,847
Cash, end of year	$	146,644

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Kane, McKenna Capital, Inc. (the Company) is a Corporation that is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation ("SIPC"). The Company provides capital finance services including financial advisory assistance on issuance of general obligation and revenue bonds. The Company is a wholly-owned subsidiary of Kane, McKenna and Associates, Inc. ("Parent").

The Parent is organized to engage in and provide economic development and financial consulting and advisory services to both the private and public sectors, primarily in Chicago and its surrounding area.

2. Revenue Recognition

The Company receives a fee for its services based on either hours of services provided at negotiated hourly rates or fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed. Allowances for uncollectible accounts are determined at management's discretion based on experience with the client and the economic stability of the client. As of December 31, 2007, no amounts are reserved for uncollectible accounts.

3. Income Taxes

Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and income tax bases of assets and liabilities. The Company files a consolidated income tax return with its Parent. Current income taxes are allocated to the Company in proportion to its taxable income as a percentage of the consolidated group's taxable income. At December 21, 2007, there were no significant deferred tax assets or liabilities and, consequently, the entire tax provision for income taxes is current.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $28,144, which was $20,244 in excess of its required net capital of $7,900. In addition, the Company's ratio of aggregate indebtedness to net capital was 4.21 to 1.

NOTE C - RELATED-PARTY TRANSACTION

Because the Parent pays for all expenses of the Company, a management fee is paid to the Parent for the Company's approximate share of the expenses, under a fee-sharing arrangement. This fee amounted to $428,900 in 2007. The amount due to the Parent ($110,400) is uncollateralized, noninterest-bearing, and due on demand.

NOTE D - CONCENTRATION OF CREDIT RISK

1. Major Customers

Sales to three customers totaled $222,000, or approximately 50% of net revenues for the year ended December 31, 2007. The total accounts receivable balance for these three customers aggregated $50,000 at December 31, 2007.

2. Uninsured Cash

The Company maintains bank accounts in one financial institution located in Illinois. Balances at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, uninsured cash balances approximated $42,000.

SUPPLEMENTAL INFORMATION

Kane, McKenna Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total assets	$	225,830
Less nonallowable assets		79,186
Adjusted current assets		146,644
Total liabilities		118,500
Net capital		28,144
Minimum adjusted net capital (greater of 6 2/3 % of aggregate indebtedness of $118,500 or $5,000)		7,900
Net surplus	$	20,244
Aggregate indebtedness	$	118,500
Ratio:		
Aggregate indebtedness to net capital		4.21 to 1
Reconciliation of net capital from the FOCUS report, as originally filed, to these financial statements		
Net capital per FOCUS report, as originally filed	$	7,024
Adjustment to correct management fees owed to Parent		26,400
Income tax effect of the above		(5,280)
Net capital per these financial statements	$	28,144

Kane, McKenna Capital, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

No computation of reserve requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

Kane, McKenna Capital, Inc.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

No computation of possession or control requirements has been made because Kane, McKenna Capital, Inc. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Company does not carry customers' accounts on its books.

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholders of
Kane, McKenna Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kane, McKenna Capital, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we noted the following matter involving the accounting system and its operation that we consider to be a material inadequacy, as defined above.

As described on page 11, minimum adjusted net capital as presented on the original December 31, 2007 FOCUS report was not computed properly. The FOCUS report failed to consider aggregate indebtedness in the computation of minimum adjusted net capital. The FOCUS report was subsequently properly amended.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 26, 2008

END